1-13354

02027813

P.E 4.23.2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 23, 2002

Bank of Montreal
(Translation of registrant's name into English)

1 First Canadian Place
Toronto, Ontario M5X 1A1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_____ Form 40-F__X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No.__X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Bank of Montreal

News

FOR IMMEDIATE RELEASE

Bank of Montreal Declares Dividend

TORONTO, April 23, 2002 – Bank of Montreal's Board of Directors today declared a quarterly dividend of 30 cents a share on paid-up common shares of the bank for the second quarter of fiscal year 2002, unchanged from the previous quarter.

For the current quarter, the board also declared a dividend of 34.6875 cents a share on paid-up Class B Preferred Shares Series 3, a dividend of 30.00 cents a share on paid-up Class B Preferred Shares Series 4, a dividend of 33.125 cents a share on paid-up Class B Preferred Shares Series 5, a dividend of 29.6875 cents a share on the paid-up Class B Preferred Shares Series 6, and a dividend of U.S. 37.1875 cents a share on the paid-up Class B Preferred Shares Series 10 of the bank.

The dividend on the common shares is payable May 30 to shareholders of record on May 3. The dividend on the preferred shares is payable May 27 to shareholders of record on May 3.

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Contacts:
Ralph Marranca, Toronto, (416) 867-3996
Ronald Monet, Montreal, (514) 877-1101

Internet: www.bmo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bank of Montreal

Date: April 23, 2002

By /s/ Sharon Sandall

Sharon Sandall
Senior Assistant Secretary and
Shareholder Services Manager

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